06004617

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustFirst, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6223 Highland Place Way, Suite 201
(No. and Street)

Knoxville, TN 37919
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Taylor (865) 583-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McKerley & Noonan, P.C.
(Name – *if individual, state last, first, middle name*)

104 Woodmont Blvd. Suite 410 Nashville, TN 37205
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Don Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustFirst, Inc, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTFIRST, INC.

Financial Statements and Schedules
December 31, 2005

Contents

Independent Auditors' Report 1

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to the Financial Statements 6

Independent Auditors' Report on Accompanying Information 10

Computation for Determination of Reserve Requirements 11

Computation of Net Capital Under Rule 15c3-1 12

Computation of Aggregate Indebtedness-Under Rule 15c3-1 And Computation of Excess Net Capital 13

Supplemental Report of Independent Public Accountants on Internal Control Structure 14

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Stockholders
of TrustFirst, Inc.
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of TrustFirst, Inc. as of December 31, 2005 and the related statements of income and changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrustFirst, Inc. as of December 31, 2005, and the result of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

McKerley & Noonan

McKerley & Noonan, P.C.
Certified Public Accountants
February 3, 2006

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

TRUSTFIRST, INC.

Statement of Financial Condition
December 31, 2005

Assets

	2005
Current Assets	
Cash and Cash Equivalents	$ 188,038
Certificate of Deposit	59,162
Commissions Receivable	34,816
Prepaid Expenses	6,433
Other Receivables	3,360
Total Current Assets	291,809
Property, Plant and Equipment	
Furniture & Equipment	29,390
Leasehold Improvements	8,708
Accumulated Depreciation	(20,510)
Net Property, Plant & Equipment	17,588
Other Assets	
Other Receivable – Stockholders	2,002
Investments – At Market	21,112
Intangible – Customer List	91,536
Total Other Assets	114,650
Total Assets	$ 424,047

Liabilities & Stockholders' Equity

Current Liabilities	
Accounts Payable and Accrued Wages	$ 38,277
Notes Payable - Current	1,497
Total Current Liabilities	39,774
Deferred Tax Liability	1,447
Stockholders' Equity	
Capital Stock (no par value, 200,000 shares authorized, 100,000 shares issued and outstanding)	354,300
Paid in Capital	119,500
Retained Earnings (Deficit)	(90,974)
Total Stockholder's Equity	382,826
Total Liabilities & Stockholders' Equity	$ 424,047

See Notes to the Financial Statements

TRUSTFIRST, INC.

Statement of Income
For the Year Ended December 31, 2005

	2005
Income	
Commission Income	**$824,198**
Expenses	
Rent	**48,264**
Utilities	**4,835**
Office	**9,265**
Bad Debt Expense	**4,013**
Dues and Subscriptions	**6,719**
Insurance	**36,752**
Postage	**7,525**
Telephone	**9,177**
Payroll & Related Expenses	**472,558**
Contract Labor and Commissions	**65,126**
Clearing Expense	**69,129**
Depreciation and Amortization	**36,670**
Travel	**2,488**
Interest Expense	**251**
Advertising	**5,750**
Bank Charges	**804**
Contributions	**1,515**
Registration Fees	**10,675**
Taxes & Licenses	**3,483**
Brokerage Services Expense	**41,582**
Meals and Entertainment	**3,463**
Miscellaneous	**1,859**
Repairs	**1,631**
Computer Network Consulting	**5,952**
Professional Fees and Development	**11,606**
Unrealized Gain on Investments	**(15,661)**
Total Expenses	**845,431**
Net Income (Loss) Before Income Taxes	**(21,233)**
Income Tax (Expense) Benefit	**818**
Net Income (Loss)	**$ (20,415)**

See Notes to the Financial Statements

TRUSTFIRST, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Common Stock	Paid - in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2004	$ 354,300	$ 109,000	$ (70,559)	$392,741
Capital Contribution	-	10,500	-	10,500
Net Loss	-	-	(20,415)	(20,415)
Balances at December 31, 2005	$ 354,300	$ 119,500	$ (90,974)	$382,826

See Notes to the Financial Statements

TRUSTFIRST, INC.

Statement of Cash Flows
For the Year Ended December 31, 2005

	2005
Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Income	$ (20,415)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation and Amortization	36,670
Unrealized Gain on Investments	(15,661)
Loss on Disposal of Equipment	84
(Increase) Decrease in Commissions Receivable	21,929
(Increase) Decrease in Prepaid Expenses	(2,628)
(Increase) Decrease in Other Receivables	5,239
Increase (Decrease) in Accounts Payable and Accrued Wages	(23,594)
Increase (Decrease) in Accrued Liabilities	(3,952)
Total Adjustments	18,087
Net Cash Provided (Used) in Operating Activities	(2,328)
Cash Flows from Investing Activities	
Purchase of Furniture and Fixtures	(1,114)
Net Change in Certificates of Deposit	(1,284)
Net Cash Provided (Used) by Investing Activities	(2,398)
Cash Flows from Financing Activities	
Principal Payments on Notes Payable	(1,612)
Capital Contribution	10,500
Net Cash Provided (Used) by Financing Activities	8,888
Net Increase (Decrease) in Cash and Equivalents	4,162
Cash and Equivalents at Beginning of Year	183,876
Cash and Equivalents at End of Year	$ 188,038

See Notes to the Financial Statements

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

TrustFirst, Inc. (the Company) located in Knoxville, Tennessee, is a broker dealer offering securities in stocks, bonds and options to the general public. The Company does not hold funds or securities for, or owe money or securities to, customers. All security transactions are handled through a clearing agent who deals directly with the Company's customers. The Company was formed in 1995. The following is a summary of the significant accounting policies followed by the Company.

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consisted of demand deposit accounts with banks, and money market investment accounts with Bear Stearns Securities Corporation and Pershing Securities.

Revenue Recognition
The Company earns commissions from trades based on negotiated rates with Bear Stearns Securities Corporation and Pershing Securities. Commissions are recognized on the trade date. The Company also earned commission on monies raised for private placements for several local Tennessee companies. Total commissions earned from these private placements represented approximately 34% of the Company's total income. At year-end, actual subsequent collections, which have trade dates prior to year-end, are recorded as commissions receivable. As a result, management believes that all commissions receivable are fully collectible and therefore, no allowance for bad debts has been recognized.

Property and Equipment
Fixed assets are valued at cost and are depreciated over their estimated useful lives using various accelerated methods.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Investments

Investments include 300 warrants of NASDAQ and have been classified according to management's intent as trading securities and reported at fair value, with unrealized gains and losses included in earnings. In addition, the Company received shares of common stock of a privately held Tennessee company in lieu of commission revenue. The Company has recorded the stock as an investment with an estimated market value of $15,358 based on sales of preferred shares by the privately held company, as well as private sales of the company's common stock.

Income Taxes

Deferred tax assets and liabilities have been recorded for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

NOTE 2 – INTANGIBLE ASSET – CUSTOMER LIST

On December 21, 2001, TrustFirst acquired 100 percent of the outstanding common shares of Culver Financial Management, Inc. (Culver). As part of the purchase, the Company capitalized $213,583 as an intangible asset for customer lists and related customer relationships which is being amortized over a 7-year weighted-average useful life as follows:

Customer List	$ 213,583
Accumulated Amortization	(122,047)
	$ 91,536

NOTE 3 – OPERATING LEASES

The Company leases office space that is used in the business. The lease began May 1, 2004 and runs for 63 months. Minimum lease payments are as follows:

2006	45,986
2007	51,693
2008	58,070
2009	35,295

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that the Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $100,000; however, the Company cannot distribute income to its shareholders until the capital is at least 120% of the minimum net capital, or $120,000 as of December 31, 2005. At December 31, 2005, the Company had excess net capital of $122,036.

NOTE 5 – NOTES PAYABLE

The Company financed the purchase of a copy machine for $5,000. The note has a fixed interest rate of 4.75% and calls for 36 monthly payments of principal and interest of $152.44. Future principal payments are as follows:

2006	$1,497

NOTE 6 – INCOME TAXES

The temporary differences between recognition of income on the financial statements and tax returns relate to depreciation differences, charitable contribution and capital loss carryovers. The components of the provision for income taxes are as follows for the period ended December 31, 2005.

	2005
Current:	
Federal	$ -
	$ -
Deferred:	
Federal	$ (818)
	$ (818)

A deferred tax asset exists at December 31, 2005 consisting of the following components:

	2005
Deferred Tax Asset – Current	$ 2,791
Valuation Allowance	(2,791)
Net Deferred Tax Asset – Current	$ -
Deferred Tax Liability – Long Term	$ 1,447

NOTE 6 – INCOME TAXES (cont.)

Differences in income taxes at the statutory rate and the Company's actual provision relates to changes in the assumed tax rates and nondeductible expenses.

A valuation allowance has been recorded to offset the deferred tax asset due to the uncertainty of recognition of future taxable income and capital gains.

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Accompanying Information

To the Board of Directors and Stockholders
of TrustFirst, Inc.
Knoxville, Tennessee

Our report on our audit of the consolidated financial statements of TrustFirst, Inc. for the period ended December 31, 2005, appears on page 1. That audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The following information on pages 11–13 are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken a whole.

McKerley & Noonan

McKerley & Noonan, P.C.
Certified Public Accountants
February 3, 2006

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205

PHONE: (615) 279-0088 • FAX: (615) 279-9599

TRUSTFIRST, INC.

December 31, 2005

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The provisions of the aforementioned rule are not applicable to TrustFirst, Inc., because the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. All securities transactions are to be handled through a clearing agent who deals directly with the Company's customers. TrustFirst, Inc. is therefore exempt under the provisions of Rule 15c3-3 (k)(2)(ii).

TRUSTFIRST, INC.

Computation of Net Capital Under Rule 15c3-1
December 31, 2005

	Per Audited Financial Statements	Per Original Focus Report	Differences	
Ownership Equity	$ 382,826	$ 401,095	$(18,269)	(1)
Less: Non Allowable Assets	(158,463)	(174,717)	(16,254)	(1)
Less: Other Deductions	-	-	-	
Net Capital Before Haircuts	224,363	226,378	(2,015)	
Haircuts on Securities	(2,327)	(2,327)	-	
Net Capital	$ 222,036	$ 224,051	$ (2,015)	

1) Differences are attributable to audit adjustments as follows:

a)	Amortization of intangible asset	$ (30,512)
b)	Depreciation adjustments	(158)
c)	Adjust market value of investments	8,133
d)	Record prepaid insurance	4,465
e)	Reclass fixed assets	1,114
f)	Record bad debt expense	(4,013)
g)	Record tax provision	2,786
h)	Record loss on equipment disposal	(84)
		$ (18,269)

TRUSTFIRST, INC.

December 31, 2005

Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1

Liabilities	$ 41,221
Total Aggregate Indebtedness	41,221
Ratio of Aggregate Indebtedness to Net Capital	19%

Computation of Excess Net Capital

Net Capital	$ 222,036
Required net capital	100,000
Net capital in excess of required amount	$ 122,036

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Supplemental Report of Independent Public Accountants on Internal Control Structure

To the Board of Directors and Shareholders
of TrustFirst, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of TrustFirst, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange commission and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

McKerley & Noonan

McKerley & Noonan, P.C.
Certified Public Accountants
February 3, 2006